Exhibit 12

United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollar amounts in millions)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$7,148	$5,136	$7,342	$4,637	$6,674
Add: Interest expense	453	381	341	353	380
Add: Interest factor in rental expense	268	229	223	225	192
Total earnings	$7,869	$5,746	$7,906	$5,215	$7,246

Fixed charges:
Interest expense	$453	$381	$341	$353	$380
Interest capitalized	49	14	13	11	14
Interest factor in rental expense	268	229	223	225	192
Total fixed charges	$770	$624	$577	$589	$586

Ratio of earnings to fixed charges	10.2	9.2	13.7	8.9	12.4